                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                                  March 28, 2003

                              HANARO TELECOM, INC.

                       THE 54TH BOARD OF DIRECTORS MEETING

Hanaro Telecom, Inc. ("Hanaro" or "the Company") held its Annual General Meeting of Shareholders on March 28, 2003. At the meeting, Mr. Yun-Sik Shin, the Representative Director and Chairman, announced his resignation from the Board. With the absence of one of the Representative Directors, the Company established an 'Executive Committee' consisting of the existing management and a 'Management Committee,' a decision-making body.

The Board has Mr. In Haeng Lee, who is also a Representative Director and Senior Executive Vice President. However, the Executive Committee consisting of Mr. In Haeng Lee, Mr. Jong Myung Lee, President & Senior Executive Vice President, and Mr. Jin Duck Kim, Executive Vice President, will together direct the business operations.

The Management Committee, consisting of standing and non-standing directors and outside directors, will act as a major decision-making body with respect to the management of the Company.

The Board appointed Mr. Sung Kyou Park as Chairman of the Board and Mr. Yong Hwan Kim as Chairman of the Audit Committee.